SECURITIES AND EXCHANGE COMMISSION

06002808

RECEIVED FEB 27 2006 PROCESSING SECTION WASH, D.C. 182

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66754 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condata Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadway, Suite 1710
(No. and Street)

New York, (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Henry (212) 233-1460
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste. 1002, Iselin, NJ 08830
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/13/06

# OATH OR AFFIRMATION

I, Conrad Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condata Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

2/17/06

Notary Public

JANNETTE SANTIAGO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01SA056371
MY COMM. EXP. MAR. 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDATA GROUP, INC.

DECEMBER 31, 2005

## TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
**Condata Group, Inc.**

We have audited the accompanying statement of financial condition of **Condata Group, Inc.**, as at December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Condata Group, Inc.** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 18, 2006

# CONDATA GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $43,331 | |
| Office equipment, net of accumulated depreciation of $30,140 | 23,017 | |
| Other assets | 230 | |
| Total assets | | $66,578 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ 1,433 | |
| Loan payable - bank | 7,844 | |
| Note payable - other | 22,769 | |
| Total liabilities | | 32,046 |
| Commitments | | |
| Shareholders' equity: | | |
| Common stock 200 shares authorized, 100 shares issued, no par value | 35,000 | |
| Additional paid in capital | 204,657 | |
| Accumulated deficit | (205,125) | |
| Total Shareholders' Equity | | 34,532 |
| Total Liabilities and Shareholders' Equity | | $66,578 |

The accompanying notes are an integral part of these financial statements.

## CONDATA GROUP, INC.

## STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 10,724 | |
| Investment advisory fee | 4,534 | |
| Total revenue | | $ 15,258 |
| **Expenses:** | | |
| Communications | 7,390 | |
| Office | 1,542 | |
| Occupancy | 9,312 | |
| Professional fees | 6,294 | |
| Depreciation | 10,721 | |
| Travel and entertainment | 1,908 | |
| Bad debts | 13,054 | |
| Dues and subscription | 6,194 | |
| Licenses and fees | 5,121 | |
| Utilities | 1,311 | |
| Interest and bank charges | 4,020 | |
| Insurance | 2,953 | |
| Miscellaneous | 9,601 | |
| Total expenses | | 79,421 |
| Loss before provision for income taxes | | (64,163) |
| Provision for income taxes | | (800) |
| Net loss | | $ (64,963) |

The accompanying notes are an integral part of these financial statements.

CONDATA GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED
DECEMBER 31, 2005

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2005 | $ 35,000 | - | $(140,162) | $(105,162) |
| Additional paid in capital – contributions | - | $204,657 | - | 204,657 |
| Net loss | - | - | (64,963) | (64,963) |
| Balance at December 31, 2005 | $ 35,000 | $204,657 | $(205,125) | $ 34,532 |

The accompanying notes are an integral part of these financial statements.

**CONDATA GROUP, INC.**

**STATEMENT OF CASH FLOWS**

**YEAR ENDED**
**DECEMBER 31, 2005**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ (64,963) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 10,721 | |
| Increase (decrease) in cash flows as a result of changes in asset and liability account balances: | | |
| Other assets | 1,357 | |
| Reduction in accounts receivable | 9,063 | |
| Accounts payable and accrued expenses | (16,059) | |
| Total adjustments | | 5,082 |
| Net cash provided by operating activities | | (59,881) |
| Cash flows used in investing activities: | | |
| Purchase of property and equipment | | (2,460) |
| Cash flows from financing activities: | | |
| Additional paid in capital | 204,657 | |
| Payment of loan - bank | (3,255) | |
| Payment of loan - other | (3,824) | |
| Repayment of loan payable – shareholder | (92,117) | |
| Net cash provided by financing activities | | 105,461 |
| Net increase in cash | | 43,120 |
| Cash – beginning of year | | 211 |
| Cash – end of year | | $ 43,331 |

| | |
|---|---|
| Supplemental Disclosure of Cash Flow Information: | |
| Interest paid | $ 2,349 |
| Income taxes paid | 400 |

The accompanying notes are an integral part of these financial statements.

## CONDATA GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2005

Condata Group, Inc. (the "Company") registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on June 7, 2005. The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

### 1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

c) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-tine basis primarily over an estimated useful life of five years.

CONDATA GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

**1. Summary of Significant Accounting Policies (Continued)**

e) Income Taxes

The Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for federal and state income tax purposes. As a result, corporate income or loss, in general, is allocated to the stockholders for inclusion in their personal income tax returns. However, the City of New York does not recognize such an election and accordingly, local income taxes have been provided in the accompanying statement of income.

**2. Bank Loan Payable - Bank**

The company has a credit facility with a financial institution, in which it may borrow up to $15,000, with interest at the prime rate plus 6%. As of December 31, 2005, $7,844 was drawn under the line.

**3. Note Payable – Other**

The Company is obliged under a promissory note, which is due on July 1, 2011. The note is payable in monthly installments of principal and interest at 4.25% per annum, aggregating $ 383. The note is secured by substantially all the assets of the Company. Principal payments requirements for the five years subsequent to December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 3,697 |
| 2007 | 3,857 |
| 2008 | 4,025 |
| 2009 | 4,199 |
| 2010 | 4,381 |

**4. Net Capital Requirement**

The Company is a member of NASD, and is subject to the SEC Uniform Net capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital, as defined, of $ 11,241, which was $ 6,241 in excess of its required net capital of $ 5,000.

## CONDATA GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2005

**5. Commitment**

The Company leases its office facilities, which expires on April 30, 2009. The lease requires monthly payments ranging from $ 874 to $ 947 plus escalation charges. Future minimum rental payments for the years subsequent to December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 10,853 |
| 2007 | 11,289 |
| 2008 | 11,362 |
| 2009 | 3,787 |

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

**INDEPENDENT AUDITORS' REPORT IN SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXHANGE COMMISSION**

To the Board of Directors
**Condata Group, Inc.**

Our report on our audit of the basic financial statements of **Condata Group, Inc.** for the year ended December 31, 2005 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, it our opinion, is fairly stated in all material respects, in relation to the basis financial statement taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 18, 2006

## CONDATA GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2005

| | | |
|---|---|---|
| Total members' equity | | $34,532 |
| Deduct non-allowable assets: | | |
| Office equipment, net | $23,017 | |
| Other assets | 274 | |
| Total non-allowable assets | | 23,291 |
| Net capital | | $11,241 |
| Aggregate indebtedness: | | |
| Accounts payable, accrued expenses, and loans payable | | $32,046 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $ 5,000 minimum dollar net capital | | $ 5,000 |
| Excess net capital | | $ 6,241 |
| Percentage of aggregate indebtedness to net capital | | 285% |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form XC-17-a-5, Part IIA filing as of December 31, 2005.

See the accompanying Independent Auditors' Report

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319



## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
**Condata Group, Inc.**

In planning and performing our audit of the financial statements of **Condata Group, Inc.** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control, including control activities for safeguarding securities that we consider material weaknesses as defined above, other than as follows:

The Company on August 31, 2005 and through September 9, 2005 was in violation of the Net Capital Rule, SEC Rule 15c3-1 as its net capital was below the required minimum of $5,000. In addition, the Company was below the 120% net capital requirement through September 13, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 18, 2006